Exhibit 99.27

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at August 5, 2025 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2025. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2024. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter and continued to progress on its comprehensive ‘Next Level Safety’ program with a view to ensuring that the Company resumes and maintains its prior fatality free status. As at June 30, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.46 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Media Luna commercial production: During the quarter, operations ramped up following the restart of the processing plant in late March and commercial production at Media Luna was declared on May 1, 2025. Production during the quarter reflected gradually improving throughput rates and recoveries in the processing plant; however, in late May, a capacitor failure occurred in the ball mill e-house, which resulted in ten days of unplanned downtime.

•

Media Luna non-sustaining capital expenditures[1]: During the quarter, $48.9 million (YTD - $104.4 million) of non-sustaining capital expenditures were incurred on Media Luna, of which $35.3 million (YTD - $90.8 million) was incurred prior to the declaration of commercial production on May 1, 2025. Non-sustaining capital expenditures subsequent to the declaration of commercial production primarily relate to the completion and commissioning of the paste plant, paste distribution system and underground material handling systems. Construction of the paste plant is substantially complete and commissioning processes are underway with the plant expected to commence operations imminently. Non-sustaining capital expenditure guidance has been revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to the scope transfer from 2024 to 2025 and demobilization/remobilization costs following the December fatalities, and the associated extension of the mining infrastructure construction period (now drawing to a close), indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report. The Company is also now focused on advancing the development associated with the EPO project which, to date, is proceeding on pace and contributing to the non-sustaining capital expenditure spend.

•

Gold payable production: On a gold equivalent ounce (“oz AuEq”) basis, payable production for the quarter was 82,856 oz AuEq[2], including 68,955 oz Au (YTD - 142,486 oz AuEq[2] and 127,285 oz Au, respectively). As a result of the production achieved to date, the Company is now targeting the lower end of annual payable production guidance of 400,000 to 450,000 oz AuEq[2] assuming guidance metal prices.

•

Gold sold: The Company sold 76,922 oz AuEq[2] (YTD - 137,490 oz AuEq2) at a record quarterly average realized gold price[1] of $3,311 per oz (YTD - $3,060 per oz) or $3,299 per oz AuEq (YTD - $3,077 per oz AuEq), contributing to revenue of $253.9 million (YTD - $423.9 million), including sales that commenced in April of metal produced from copper concentrate through the new circuits as part of the Media Luna Project.

•

All-in sustaining costs[1]: All-in sustaining costs of $2,103 per oz AuEq sold[2]. On a year-to-date basis, all-in sustaining costs were $1,796 per oz AuEq sold[2] relative to guidance of $1,400 to $1,600 per oz AuEq sold[2]. All-in sustaining costs margin[1] of $1,196 per oz AuEq sold[2] (YTD - $1,281 per oz AuEq sold2), implying an all-in sustaining costs margin[1] of 36% (YTD - 42%). Cost of sales was $152.6 million or $1,984 per oz AuEq sold[2] in the quarter (YTD - $246.7 million or $1,794 per oz AuEq sold2). Costs in the quarter were impacted by the lower production as described above. Based on year-to-date results and assuming guidance metal prices, the Company expects all-in sustaining costs to be at the upper end of the guided range for the year.

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•

Net income and adjusted net earnings[1]: Reported net income of $83.2 million or earnings of $0.97 per share on a basic basis and $0.95 per share on a diluted basis (YTD - $122.2 million or $1.42 per share on a basic basis and $1.40 per share on a diluted basis). Adjusted net earnings of $43.8 million or $0.51 per share on a basic basis and $0.50 per share on a diluted basis (YTD - $79.7 million or $0.92 per share on a basic basis and $0.91 per share on a diluted basis).

•	EBITDA[1] and adjusted EBITDA[1]: Generated EBITDA of $114.1 million (YTD - $202.2 million) and adjusted EBITDA of $117.7 million (YTD - $209.5 million).

•

Cash flow generation: Net cash generated from operating activities totalled $67.8 million (YTD - $57.9 million) and $95.3 million (YTD - $77.6 million) before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $67.8 million (YTD - $57.9 million) including income taxes paid of $25.2 million (YTD - $126.8 million). Negative free cash flow[1] of $37.5 million (YTD - negative $170.8 million) is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized. Negative free cash flow was a result of capital expenditures of $100.8 million (YTD - $224.3 million), primarily due to the Media Luna Project. The Company transitioned back to positive free cash flow in June and is expected to generate positive free cash flow that will increase quarterly through the remainder of the year.

•

Financial liquidity: On June 25, 2025, the Company amended the credit facilities with a syndicate of international banks, with an increase in the Revolving Credit Facility to $350.0 million (an increase from $300.0 million), with a maturity date in June 2029 (extended from the December 2027 maturity) and a $200.0 million accordion feature that is available at the discretion of the lenders (an increase from $150.0 million). The quarter closed with $209.1 million in available liquidity[1], including $103.0 million in cash and $106.1 million available on the $350.0 million credit facilities, net of borrowings of $230.0 million and letters of credit outstanding of $13.9 million.

•

EPO Underground Project: During the second quarter of 2025, $4.5 million (YTD - $8.5 million) of non-sustaining capital expenditures were incurred relating to EPO. To support the life of mine production at EPO, a modification to the Company’s MIA-Integral permit was submitted to SEMARNAT for the construction of a waste dump and the modification to the permit was approved by the regulator in July. During the second quarter of 2025, the EPO internal feasibility study continued to progress as the team finalized key mine design parameters, mine sequence and integrated mine scheduling with Media Luna, and initiated activities related to execution planning. In order to facilitate initial ore production in late 2026, underground development of the EPO access ramp was initiated.

•

Release of the 2024 Responsible Gold Mining Report: In June, the Company released its 2024 Responsible Gold Mining Report (RGMR), the Company’s tenth annual disclosure of its ESG performance. The Report can be found on the Company’s website at www.torexgold.com. In addition, the Company’s new 8.45-megawatt solar facility was completed and commissioned in June, which is a key component of the Company’s climate change strategy and target to reduce greenhouse gas (GHG) emissions.

•

Exploration and Drilling Activities: In May, the Company announced results from the ongoing drilling program at ELG Underground[3] and in July released results from drilling at EPO[4]. The results from these programs support the Company’s target of further extending the mine life of ELG Underground by identifying new zones of higher-grade mineralization, expanding resources within known areas, expanding resources to the north of the EPO deposit and replacing mined reserves, with the objective of sustaining production levels for the Morelos Complex above 450,000 oz AuEq well beyond 2030.

•	Executing on the strategy of creating a diversified, Americas focused precious metals producer: Acquisition[5] of Prime Mining and Reyna Silver enhance medium and long-term growth potential

•

On June 23, the Company announced[6] that it had entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) (TSXV: RSLV) to acquire all of the issued and outstanding common shares of Reyna Silver pursuant to a court-approved plan of arrangement for an all cash consideration of approximately $26.0 million (C$36.0 million) based on an offer price of C$0.13 per share. Reyna Silver shareholder approval is required in which voting will occur at a

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special meeting expected to be held on August 11, 2025 and the transaction is expected to close shortly thereafter. In connection with the transaction, Torex purchased 11,578,947 units (each unit comprising one common share and one common share purchase warrant with an exercise price of C$0.13) of Reyna Silver at a price of C$0.095 per unit for a total investment of C$1.1 million in a non-brokered private placement. Reyna Silver provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, MX (Batopilas and Guigui) as well as potential exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements.

•

On July 28, the Company announced[7] that it had entered into a definitive agreement to acquire Prime Mining Corp. (“Prime Mining”) (TSX: PRYM) (OTCQX: PRMNF) (Frankfurt: O4V3) whereby Torex will acquire all of the issued and outstanding common shares of Prime Mining pursuant to a plan of arrangement at an exchange ratio of 0.060 of a common share per each Prime Mining share. Based on closing price of both companies on July 25, 2025, the offer implies an equity value of $327 million (C$449 million). Post the transaction, Prime Mining shareholders will own approximately 10.7% of Torex. The transaction provides Torex with 100% ownership in the Los Reyes Project, an advanced-stage development project located in Sinaloa, MX.

1

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

2

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the six months ended June 30, 2025, market prices averaged $3,067/oz gold, $32.76/oz silver, and $4.28/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

3

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Latest Drilling Results from ELG Underground” issued on May 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4

For more information on EPO drilling results, see the Company’s news release titled “Torex Gold Reports Excellent Drilling Results from EPO” issued on July 16, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

The completion of each acquisition of Reyna Silver and Prime Mining is subject to the satisfaction of customary closing conditions, including the parties obtaining the requisite shareholder, court and regulatory approvals.

6

For more information on the acquisition of Reyna Silver, see the Company’s news release titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

7

For more information on the acquisition of Prime Mining, see the Company’s news release titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Six Months Ended
		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.46	0.59	0.22	0.46	0.22
Total recordable injury frequency[1]	/million hours	1.00	1.52	1.44	1.00	1.44
Operating Results - Gold Equivalent basis
Gold equivalent payable produced[2]	oz AuEq	82,856	59,630	116,087	142,486	233,141
Gold equivalent sold[2]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Total cash costs[2,3]	$/oz AuEq	1,606	1,020	1,040	1,348	992
All-in sustaining costs[2,3]	$/oz AuEq	2,103	1,405	1,260	1,796	1,241
Average realized gold price[2,3]	$/oz AuEq	3,299	2,793	2,193	3,077	2,109
Financial Results
Revenue	$	253.9	170.0	270.3	423.9	506.8
Cost of sales	$	152.6	94.1	166.3	246.7	323.7
Earnings from mine operations	$	101.3	75.9	104.0	177.2	183.1
Net income	$	83.2	39.0	1.9	122.2	45.0
Per share – Basic	$/share	0.97	0.45	0.02	1.42	0.52
Per share – Diluted	$/share	0.95	0.45	0.02	1.40	0.52
Adjusted net earnings[3]	$	43.8	35.9	52.4	79.7	88.3
Per share – Basic[3]	$/share	0.51	0.42	0.61	0.92	1.03
Per share – Diluted[3]	$/share	0.50	0.41	0.60	0.91	1.02
EBITDA[3]	$	114.1	88.1	123.3	202.2	221.3
Adjusted EBITDA[3]	$	117.7	91.8	121.2	209.5	234.4
Cost of sales - gold equivalent basis	$/oz AuEq	1,984	1,554	1,435	1,794	1,407
Net cash generated from operating activities	$	67.8	(9.9)	97.4	57.9	177.2
Net cash generated from operating activities before changes in non-cash operating working capital	$	95.3	(17.7)	112.5	77.6	185.0
Free cash flow[3]	$	(37.5)	(133.3)	(59.3)	(170.8)	(118.7)
Cash and cash equivalents	$	103.0	106.5	108.7	103.0	108.7
Debt, net of deferred finance charges	$	227.2	193.1	53.9	227.2	53.9
Lease-related obligations	$	98.9	86.5	59.0	98.9	59.0
Net debt[3]	$	(225.9)	(175.0)	(5.3)	(225.9)	(5.3)
Available liquidity[3]	$	209.1	197.6	345.8	209.1	345.8

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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SECOND QUARTER REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovoltage), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	2
OPERATING AND FINANCIAL HIGHLIGHTS	5
TABLE OF CONTENTS	6
COMPANY OVERVIEW	7
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	7
GOLD EQUIVALENT REPORTING	8
GUIDANCE	9
FINANCIAL RESULTS	10
SECOND QUARTER AND YEAR TO DATE 2025 FINANCIAL RESULTS	11
RESULTS OF OPERATIONS	15
ENVIRONMENT, SOCIAL & GOVERNANCE	19
DEVELOPMENT ACTIVITIES	21
EXPLORATION AND DRILLING ACTIVITIES	23
FINANCIAL CONDITION REVIEW	27
DEBT FINANCING	29
LIQUIDITY AND CAPITAL RESOURCES	29
OUTSTANDING SHARE DATA	31
NON-GAAP FINANCIAL PERFORMANCE MEASURES	33
ADDITIONAL IFRS FINANCIAL MEASURES	43
ECONOMIC TRENDS	43
SUMMARY OF QUARTERLY RESULTS	44
OFF-BALANCE SHEET ARRANGEMENTS	45
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	45
RECENT ACCOUNTING PRONOUNCEMENTS	45
FINANCIAL RISK MANAGEMENT	45
RISKS AND UNCERTAINTIES	46
INTERNAL CONTROL OVER FINANCIAL REPORTING	47
QUALIFIED PERSONS	47
ADDITIONAL INFORMATION	47
CAUTIONARY NOTES	50

6 Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property (the “Morelos Property”), an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

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GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Six Months Ended
		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold equivalent payable produced[1]	oz AuEq	82,856	59,630	116,087	142,486	233,141
Gold payable produced[1]	oz	68,955	58,330	113,641	127,285	229,001
Silver payable produced[1]	koz	307.4	39.6	56.6	347.0	108.6
Copper payable produced[1]	mlb	7.7	0.6	0.9	8.2	1.5
Gold equivalent sold[1]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Gold sold[1]	oz	63,493	59,756	113,513	123,249	225,155
Silver sold[1]	koz	291.3	32.9	53.1	324.1	116.6
Copper sold[1]	mlb	7.4	0.3	0.9	7.7	1.8
Average market gold price[2]	$/oz	3,280	2,860	2,338	3,067	2,203
Average market silver price[2]	$/oz	33.68	31.88	28.84	32.76	26.07
Average market copper price[2]	$/lb	4.32	4.24	4.42	4.28	4.12

1.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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GUIDANCE

The Company’s annual payable production, cost and sustaining capital expenditure guidance for 2025 remains unchanged.

Non-sustaining capital expenditure guidance has been revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to the scope transfer from 2024 to 2025 and demobilization/remobilization costs following the December fatalities, and the associated extension of the mining infrastructure construction period (now drawing to a close), indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report. Annual non-sustaining capital expenditure guidance on EPO remains unchanged.

Following the ramp up during the second quarter of 2025, the Company is targeting to achieve the lower end of annual payable production guidance of 400,000 to 450,000 oz AuEq1 and the upper end of the all-in sustaining costs1 guidance of $1,400 to $1,600 per oz AuEq.

As first metal sales post the completion of the Media Luna tie-in period were not made until April, second quarter costs were impacted with the initial higher Media Luna costs incurred during the quarter. All-in sustaining costs1 are expected to decline through the back half of the year as the Media Luna ramp up progresses, economies of scale are achieved and production increases.

The following table summarizes the Company’s performance to date relative to 2025 guidance:

Table 3.

			Updated	Q2 2025 YTD Performance at Guidance
In millions of U.S. dollars, unless otherwise noted		2025 Guidance[2,3]	2025 Guidance	Metal Prices[4]	Q2 2025 YTD Performance
Payable Production
Gold Equivalent[3]	oz AuEq	400,000 to 450,000	No change	145,343	142,486
All-in Sustaining Costs[1]
Gold Equivalent basis	$/oz AuEq	1,400 to 1,600	No change	1,693	1,796
Sustaining Capital Expenditures[1]
Sustaining Capital Expenditures	$	85 to 95	No change	N/A	43.0
Non-Sustaining Capital Expenditures[1]
Non-Sustaining Capital Expenditures	$	90 to 100	160 to 170	N/A	115.0

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.	2025 guidance assumes a MXN:USD of 20.0.
3.

Guided gold equivalent (AuEq) production includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper. For the six months ended June 30, 2025, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

4.

For comparison purposes, gold equivalent payable production and all-in-sustaining costs were adjusted from market metal prices to guided metal prices ($2,500/oz gold, $28/oz silver, and $4.30/lb copper), including the impact on royalties, Mexican profit sharing and long-term land lease agreements with Ejidos, and no other factors were adjusted for.

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FINANCIAL RESULTS

Table 4.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended		Six Months Ended
		Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Revenue[1]		$253.9	270.3	423.9	506.8
Gold[1]		$211.5	264.9	379.2	496.2
Silver[1]		$10.2	1.6	11.3	3.1
Copper[1]		$33.4	3.8	34.6	7.5
Treatment, refining and other cost deductions		$(1.2)	—	(1.2)	—
Cost of sales		$152.6	166.3	246.7	323.7
Production costs		$115.1	113.0	171.3	213.8
Royalties		$8.6	7.5	14.6	14.4
Depreciation and amortization		$28.9	45.8	60.8	95.5
Earnings from mine operations		$101.3	104.0	177.2	183.1
General and administrative expenses		$14.0	8.1	30.4	20.4
Exploration and evaluation expenses		$6.9	2.9	12.3	4.1
Other expenses		$—	2.1	—	3.3
Derivative (gain) loss, net		$(5.1)	10.1	(7.9)	26.3
Finance costs (income), net		$5.2	(1.0)	7.8	(2.7)
Foreign exchange loss		$0.3	3.4	1.1	3.4
Current income tax expense		$34.6	25.1	40.6	51.3
Deferred income tax (recovery) expense		$(37.8)	51.4	(29.3)	32.0
Net income		$83.2	1.9	122.2	45.0
Per share – Basic	$/share	0.97	0.02	1.42	0.52
Per share – Diluted	$/share	0.95	0.02	1.40	0.52
Adjusted net earnings[2]		$43.8	52.4	79.7	88.3
Per share – Basic[2]	$/share	0.51	0.61	0.92	1.03
Per share – Diluted[2]	$/share	0.50	0.60	0.91	1.02
Cost of sales – gold equivalent basis	$/oz AuEq	1,984	1,435	1,794	1,407
Total cash costs[2]	$/oz AuEq	1,606	1,040	1,348	992
Total cash costs margin[2]	$/oz AuEq	1,693	1,153	1,729	1,117
All-in sustaining costs[2]	$/oz AuEq	2,103	1,260	1,796	1,241
All-in sustaining costs margin[2]	$/oz AuEq	1,196	933	1,281	868
Average realized gold price[2]	$/oz AuEq	3,299	2,193	3,077	2,109

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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SECOND QUARTER AND YEAR TO DATE 2025 FINANCIAL RESULTS

Revenue totalled $253.9 million (YTD - $423.9 million)

Revenue in the second quarter of 2025 decreased 6% relative to the second quarter of 2024, primarily due to a 34% decrease in gold equivalent ounces sold as operations ramped up following the restart of processing operations in late March, partially offset by a 40% higher average market gold price. Revenue excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price in the second quarter of 2025 includes a realized loss of $1.3 million ($17 per oz AuEq) on gold put option contracts (reflecting the amortization of the premium paid for the options) compared to a loss of $16.0 million ($138 per oz AuEq) in the second quarter of 2024 on gold forward contracts.

Revenue in the first half of 2025 decreased 16% relative to the first half of 2024, primarily due to a 40% decrease in gold equivalent ounces sold as a result of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up during the second quarter of 2025, partially offset by a 39% higher average market gold price. The average realized gold price in the first half of 2025 includes a realized loss of $2.1 million ($15 per oz AuEq) on gold put option contracts (reflecting the amortization of the premium paid for the options) compared to a loss of $21.4 million ($93 per oz AuEq) in the first half of 2024 on gold forward contracts.

Cost of sales was $152.6 million or $1,984 per oz AuEq sold (YTD - $246.7 million or $1,794 per oz AuEq sold)

Cost of sales was lower in the second quarter of 2025 compared to the second quarter of 2024 by $13.7 million or 8% and 38% higher on a per oz AuEq basis. Production costs in the second quarter of 2025 were comparable to the second quarter of 2024 despite the 34% decrease in gold equivalent ounces sold. Production costs in the second quarter of 2025 reflect the higher cost of mining during the ramp up of Media Luna versus the second quarter of 2024 before the Media Luna Project was completed. Royalties were 15% higher than the second quarter of 2024 due to the impact of the increase in the royalty rate for proceeds from gold and silver sales from 0.5% to 1.0% effective January 1, 2025, partially offset by the 6% lower revenue. Depreciation and amortization expense was 37% lower than the second quarter of 2024 on a total basis and 5% lower on a per oz AuEq sold basis. The decrease in depreciation and amortization expense was primarily due to a decrease in gold equivalent ounces sold.

Cost of sales was lower in the first half of 2025 compared to the first half of 2024 by $77.0 million or 24% and 28% higher on a per oz AuEq basis. Production costs in the first half of 2025 were 20% lower than the first half of 2024 primarily due to the 40% decrease in gold equivalent ounces sold partially offset by an increase in mining and processing costs on a per tonne basis. Royalties were marginally higher than the first half of 2024 due to a higher average realized gold price and the increase in royalties from 0.5% to 1.0%, partially offset by a 40% decrease in gold equivalent ounces sold. Depreciation and amortization expense was 36% lower than the first half of 2024 on a total basis and 7% higher on a per oz AuEq sold basis. The decrease in depreciation and amortization expense was primarily due to the decrease in gold equivalent ounces sold and an increase to the units-of-production depreciation base as a result of the annual mineral reserve and resource update announced in March 2025, partially offset by the commencement of depreciation of the Media Luna Project assets on May 1, 2025. For 2025, depreciation and amortization expense is expected to range between $160 to $180 million.

All-in Sustaining Costs2 were $2,103 per oz AuEq sold (YTD - $1,796 per oz AuEq sold)

All-in sustaining costs were 67% higher relative to the second quarter of 2024 primarily due to the 34% decrease in gold equivalent ounces sold causing production costs (including fixed costs) on a per ounce sold basis to be higher as well as higher planned sustaining capital expenditures, partially offset by lower volumes.

The 45% increase in all-in sustaining costs relative to the first half of 2024 was also primarily due to the decrease in gold equivalent ounces sold of 40% causing production costs (including fixed costs) on a per ounce sold basis

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to be higher as well as higher planned sustaining capital expenditures, partially offset by lower volumes driving total production costs to be lower as described above.

General and administrative expenses of $14.0 million (YTD - $30.4 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and consulting and other professional fees. Excluding the remeasurement of share-based payments (loss of $6.2 million in the second quarter of 2025 due to the 12% appreciation in the Company’s share price during the quarter and loss of $0.8 million in the second quarter of 2024), general and administrative expenses would have been $0.5 million higher than the second quarter of 2024, primarily due to higher consulting and other professional fees.

Excluding the remeasurement of share-based payments (loss of $13.8 million in the first half of 2025 due to the 57% appreciation in the Company’s share price during the year and loss of $5.0 million in the first half of 2024), general and administrative expenses would have been $1.2 million higher compared to the first half of 2024, primarily due to higher consulting and other professional fees, as well as higher employee costs.

Derivative gain, net, of $5.1 million (YTD - $7.9 million gain)

To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts matured by December 2024 and as of December 31, 2024, the Company had no further outstanding gold forward contracts. In January 2025, given attractive prices, the Company purchased gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz. As at June 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 85,500 oz of gold between July 2025 and December 2025.

To manage the foreign currency risk during the development of the Media Luna Project, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for a $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso. As at December 31, 2024, the Company had no further outstanding foreign exchange collars specific to the development of the Media Luna Project.

To manage the foreign currency risk related to operating expenditures in 2025, the Company entered into zero-cost collars and foreign exchange forward contracts in 2024. As at June 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $50.0 million between July 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1. As at June 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 462.2 million for $22.0 million between July 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

The Company’s gold and foreign exchange derivatives have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

In the second quarter of 2025, the Company recognized a net loss of $1.5 million as a result of the 42,750 oz of gold put options that expired unexercised, compared to the net loss of $9.0 million in the second quarter of 2024 on the settlement of gold forwards.

In the second quarter of 2025, the Company recognized a net gain of $6.6 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $1.1 million in the second quarter of 2024.

In the first half of 2025, the Company recognized a net loss of $2.1 million as a result of the 69,500 oz of gold put options that expired unexercised, compared to the net loss of $25.8 million in the first half of 2024 on the settlement of gold forwards.

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In the first half of 2025, the Company recognized a net gain of $10.0 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $0.5 million in the first half of 2024.

Finance costs, net, of $5.2 million (YTD - $7.8 million costs)

The increase in finance costs, net, in the second quarter of 2025 and in the first half of 2025 relative to finance income in the comparative periods in 2024 was primarily related to higher total interest costs as a result of the amounts outstanding on the debt facility and an increase in lease-related obligations of Media Luna equipment, partially offset by interest costs that were capitalized to the Media Luna Project during the development stage. Capitalization of interest on Media Luna decreased in 2025 as capitalization ceased in the second quarter of quarter as a result of reaching commercial production.

Foreign exchange loss of $0.3 million (YTD - $1.1 million loss)

The foreign exchange loss in the second quarter of 2025 and in the first half of 2025 were primarily due to the appreciation of the Mexican peso by 7.0% and 6.8%, respectively, and the appreciation of the Canadian dollar by 5.0% and 4.9%, respectively.

Current income and mining tax expense of $34.6 million (YTD - $40.6 million expense)

The increase in current income and mining tax expense compared to the second quarter of 2024 was primarily due to the tax effect of the currency translation of the tax liability due to the 7.0% appreciation of the Mexican peso in the second quarter of 2025 compared to the 10.2% depreciation in the prior year, partially offset by a decrease in earnings from mine operations before depreciation and amortization expense, the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and a higher deduction for the payment of the site-based employee profit sharing program for 2024 in the second quarter of 2025 compared to the prior year.

The decrease in current income and mining tax expense compared to the first half of 2024 was primarily due to a decrease in earnings from mine operations before depreciation and amortization expense, the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and a higher deduction for the payment of the site-based employee profit sharing program for 2024 in the second quarter of 2025 compared to the prior year, partially offset by the tax effect of the currency translation of the tax liability due to the 6.8% appreciation of the Mexican peso in the first half of 2025 compared to the 8.8% depreciation in the prior year.

Deferred income tax recovery of $37.8 million (YTD - $29.3 million recovery)

The deferred income tax recovery in both the second quarter of 2025 and in the first half of 2025 compared to the expense in the second quarter of 2024 and in the first half of 2024 was primarily driven by the tax effect of currency translation on the tax base as a result of an appreciation of the Mexican peso compared to the prior year, higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax, and the decrease in the temporary difference on inventory balances for accounting than for tax purposes, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for an uncertain tax position.

As at June 30, 2025, the closing value of property, plant and equipment for tax purposes was $37.1 billion Mexican pesos and the closing value of inventory for tax purposes was $3.2 billion Mexican pesos.

Net income of $83.2 million (YTD - $122.2 million income)

Net income for the quarter was $83.2 million compared to net income of $1.9 million in the second quarter of 2024. The increase in net income was primarily due to a higher average realized gold price, a higher net gain on derivative contracts, lower depreciation and amortization expense and a lower net income tax expense, partially offset by the 34% decrease in gold equivalent ounces sold, higher general and administrative expense primarily

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due to higher share-based compensation expense, higher finance costs, and higher exploration and evaluation expenses.

Net income in the first half of 2025 was $122.2 million compared to net income of $45.0 million in the first half of 2024. The increase in net income was primarily due to a higher average realized gold price, lower production costs, lower depreciation and amortization expense, a higher net gain on derivative contracts and a lower net income tax expense, partially offset by the 40% decrease in gold equivalent ounces sold, higher general and administrative expense primarily due to higher share-based compensation expense, higher finance costs and higher exploration and evaluation expenses.

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RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Six Months Ended
		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
ELG Open Pits
Ore tonnes mined	kt	194	166	1,622	361	2,591
Waste tonnes mined	kt	847	506	7,047	1,353	15,059
Total tonnes mined	kt	1,042	672	8,669	1,714	17,650
Ore tonnes mined per day	tpd	2,133	1,850	17,822	1,992	14,236
Waste tonnes mined per day	tpd	9,313	5,620	77,440	7,477	82,740
Strip ratio	w:o	4.4	3.0	4.3	3.8	5.8
Average gold grade of ore mined	gpt	3.44	3.34	2.61	3.39	2.66
Average silver grade of ore mined	gpt	5.2	4.2	4.7	4.8	4.2
Average copper grade of ore mined	%	0.15	0.10	0.13	0.13	0.12
ELG Underground
Ore tonnes mined	kt	254	187	195	441	363
Ore tonnes mined per day	tpd	2,790	2,074	2,145	2,434	1,994
Average gold grade of ore mined	gpt	4.28	4.72	4.69	4.47	4.81
Average silver grade of ore mined	gpt	6.8	7.0	4.7	6.9	6.2
Average copper grade of ore mined	%	0.26	0.33	0.28	0.29	0.31
Media Luna Underground
Ore tonnes mined	kt	389	100	47	489	48
Ore tonnes mined per day	tpd	4,278	1,111	517	2,703	262
Average gold grade of ore mined	gpt	1.78	1.49	1.76	1.72	1.75
Average silver grade of ore mined	gpt	24.6	33.7	30.3	26.4	31.5
Average copper grade of ore mined	%	0.84	1.06	0.91	0.89	0.94
Morelos Complex (ELG Open Pits and Underground and Media Luna Underground)
Ore tonnes mined	kt	837	453	1,864	1,291	3,002
Ore tonnes mined per day	tpd	9,201	5,035	20,484	7,129	16,492
Average gold grade of ore mined	gpt	2.92	3.50	2.81	3.12	2.91
Average silver grade of ore mined	gpt	14.7	11.9	5.3	13.7	4.9
Average copper grade of ore mined	%	0.51	0.41	0.17	0.47	0.15

1.	Rounding may result in apparent summation differences.

The second quarter of 2025 marked the final full quarter of mining activity at the ELG Open Pits, with the conclusion of mining in July 2025. In the second quarter of 2025, 194 kt of ore (at an average gold grade of ore mined of 3.44 gpt) and 847 kt of waste were mined, as mining reached the bottom of the upper pushback of the El Limón Sur open pit. The mining rate of 2,133 tpd in the second quarter of 2025 was higher than 1,850 tpd in the

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preceding quarter as the Company advanced mining activities to align with the bypass of the flotation circuit at the process plant in June 2025.

At ELG Underground, mining activity resulted in a record quarterly average of 2,790 tpd in the second quarter of 2025, an increase of 35% from 2,074 tpd in the preceding quarter. Higher mining volumes reflect long hole stoping at El Limón Deep, which supplements cut and fill mining across other active mining areas of ELG Underground.

At Media Luna Underground, the mining rate was 4,278 tpd in the second quarter of 2025, up from 1,111 tpd in the preceding quarter. Having achieved over 5,300 tpd in June 2025, ramp up activities are on track to achieve the designed mining rate of 7,500 tpd in the second quarter of 2026. Mined grades are expected to improve through the remainder of the year as the level of stope mining increases and development ore decreases, with increased stope mining supported by the completion of two additional ore passes and commissioning of the paste plant and paste distribution system.

As at June 30, 2025, there were 6.0 mt of ore in stockpiles at an average gold equivalent grade of 1.19 gpt1. Excluding 3.8 mt of long-term, low-grade stockpiles at an average gold equivalent grade of 0.90 gpt1, the remaining 2.2 mt of ore in stockpiles are at an average gold equivalent grade of 1.69 gpt1.

[1]

The gold equivalent grade calculation used is as reported in the year-end 2024 mineral resource estimate as follows: i) for Media Luna Underground and ELG Underground: AuEq (gpt) = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu); and ii) for ELG Open Pit: AuEq (gpt) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (89% Au, 30% Ag, and 15% Cu).

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Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended			Six Months Ended
		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Total tonnes processed	kt	809	705	1,202	1,513	2,396
Average plant throughput	tpd	8,887	7,829	13,214	8,361	13,166
Average gold grade of ore processed	gpt	2.92	2.65	3.34	2.80	3.24
Average silver grade of ore processed	gpt	20.5	6.4	4.4	13.9	4.0
Average copper grade of ore processed	%	0.54	0.23	0.15	0.40	0.15
Average gold recovery	%	93.5	90.4	90.5	92.1	90.6
Average silver recovery	%	63.0	39.8	36.0	58.0	36.0
Average copper recovery	%	84.4	24.2	24.5	68.0	21.3
Gold produced (before payable deductions)	oz	69,576	58,420	113,822	127,996	229,316
Silver produced (before payable deductions)	koz	336.5	41.5	58.2	378.0	111.3
Copper produced (before payable deductions)	mlb	8.0	0.6	1.0	8.6	1.6
Gold equivalent payable produced[2,3]	oz AuEq	82,856	59,630	116,087	142,486	233,141
Gold payable produced[3]	oz	68,955	58,330	113,641	127,285	229,001
Silver payable produced[3]	koz	307.4	39.6	56.6	347.0	108.6
Copper payable produced[3]	mlb	7.7	0.6	0.9	8.2	1.5
Gold equivalent sold[2,3]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Gold sold[3]	oz	63,493	59,756	113,513	123,249	225,155
Silver sold[3]	koz	291.3	32.9	53.1	324.1	116.6
Copper sold[3]	mlb	7.4	0.3	0.9	7.7	1.8

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.

Plant throughput in the second quarter of 2025 achieved an average rate of 8,887 tpd (YTD - 8,361 tpd), higher than the preceding quarter of 7,829 tpd. The average milling rate in the second quarter of 2025 was lower than expected as a result of the ball mill e-house failure, which resulted in ten days of unplanned downtime, and the initial ramp-up period post the restart of the processing plant in late March.

Operations in June also demonstrated the flexibility of the upgraded processing plant, processing most of the ore from the final phase of open pit mining and bypassing flotation, then transitioning back to underground feed and flotation in early July.

The average gold recovery for the quarter was 93.5% (YTD - 92.1%), higher than the recovery of 90.4% in the previous quarter. The average copper recovery for the quarter was 84.4% (YTD – 68.0%), higher than the recovery of 24.2% in the previous quarter, reflecting the completion of the start-up and ramp-up of the copper concentrator.

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Gold Equivalent Payable Production and Sales

In the second quarter of 2025, 82,856 oz AuEq of payable gold were produced and 76,922 oz AuEq of gold were sold. Production in the second quarter of 2025 decreased relative to the comparative period in the prior year, primarily due to the ramp up of the processing plant following the tie-in period completed at the end of the first quarter of 2025 in connection with the Media Luna Project.

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ENVIRONMENT, SOCIAL & GOVERNANCE

Safety

The Company reported no lost-time injuries (“LTIs”) in the second quarter of 2025. As at June 30, 2025, the Company’s lost-time injury frequency (“LTIF”) was 0.46 and its total recordable injury frequency (“TRIF”) was 1.00. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

In the first quarter of 2025, all required documentation was provided to the Mexican Secretary of Labour and Social Security pursuant to the inspection following the fatal incident at ELG Underground in December 2024. In the second quarter of 2025, the mine site successfully passed a follow-up inspection by the Secretary of Labour and Social Security and the legal process is now closed.

In the first quarter of 2025, the Company began implementation of a comprehensive Next Level Safety program with a view to ensuring that the Company resumes and maintains its prior fatality free status. This program includes refreshing the systemic work relating to Fatal Risk Standards and Critical Controls; commissioning a fresh eyes assessment where leading safety experts attend the site in order to advise on further opportunities to improve safety; and undertaking a series of dialogue sessions with employees about risk-taking behaviour and tolerance in order to further enhance the Company’s safety culture. In the second quarter of 2025, five fatal risk and critical control bootcamps were held for the underground workforce to ensure that employees are aware of that which could result in a fatality event and the controls and verifications that must be in place prior to work starting. In addition, the fresh eyes assessment was initiated with more than 50 interviews with site leaders completed with independent safety experts. The on-the-ground assessment is scheduled to take place in the third quarter of 2025.

In the second quarter of 2025, the Company held its annual Safety Fair at the Morelos Complex, a multi-day event that included safety talks, interactive activities and learning sessions. More than 3,600 employees and contractors participated in the event.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: June 2022 – June 2025

Environment & Climate Change

There were no reportable spills or environmental incidents during the second quarter of 2025 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental

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matters. As such, the Company is on track to achieve its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

The Company’s new 8.45-megawatt solar facility was completed and commissioned in June, which is a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline. The new solar plant is expected to reduce overall Scope 1 and Scope 2 greenhouse gas emissions by approximately 4%, while producing enough electricity for the Morelos Complex to power the equivalent of approximately 6,000 households. In addition to the environmental benefits, the new solar plant will create new local job opportunities for the daily operation and maintenance of the facility.

For the ninth consecutive year, a Participative Environmental Monitoring Agreement was renewed with the Autonomous University of Guerrero (“UAGro”), through which the UAGro conducts independent water quality testing of the nearby El Caracol dam and shares results with local and state government officials and community members.

Community Relations

During the second quarter of 2025, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (“CODECOPs”) with 12 communities that are in close proximity to the Morelos Complex. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees. Projects associated with the 2025 CODECOPs include community infrastructure, water, education and health initiatives.

ESG Performance, Disclosure and Reporting Standards

For the seventh consecutive year, Torex earned the Socially Responsible Company (ESR) award from the Mexican Center for Philanthropy (CEMEFI). This distinction recognizes the Company’s commitment to ethical practices, social responsibility, and sustainable development.

In May, the Company disclosed its second disclosure under the Bill S-211, An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act, which came into force in Canada on January 1, 2024. The report outlines measures taken in the 2024 reporting year to mitigate against the risk of forced labour and child labour within the business and supply chain.

In June, the Company released its 2024 Responsible Gold Mining Report (“RGMR”) titled Building from Strength, the Company’s tenth annual disclosure of its ESG performance. The RGMR was prepared with reference to the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board Metals and Mining Sustainability Accounting Standard. It also includes energy and climate-related data aligned with the Phase 1 recommendations of the Task Force on Climate-Related Financial Disclosure, and water-related data that conforms with the Water Stewardship Framework established by the International Council on Mining and Metals.

As a member the World Gold Council, the Company also disclosed its annual Conflict Free Gold Report (“CFGR”) in June, with associated limited third-party assurance, to demonstrate that the Company’s gold is produced in a manner that does not cause, support or benefit unlawful armed conflict or contribute to abuses of human rights. The CFGR outlines the Company’s conformance with the Conflict Free Gold Standard for the year ended December 31, 2024.

All of the aforementioned reports can be found under the ESG Reporting Portal on the Company’s website at https://torexgold.com/responsible-mining-esg/esg-reporting-portal/.

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DEVELOPMENT ACTIVITIES

Media Luna

On May 1, 2025, commercial production was declared at the Media Luna mine, concluding the development phase of the Media Luna Project. Among other criteria, the Company considers commercial production reached when construction is substantially complete; mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively; product is saleable; and metallurgical recoveries have averaged at least 60% of the design recovery levels.

During the quarter, $48.9 million (YTD - $104.4 million) of non-sustaining capital expenditures was incurred on Media Luna, of which $35.3 million (YTD - $90.8 million) was incurred prior to the declaration of commercial production on May 1, 2025, and $13.6 million (YTD - $13.6 million) was incurred thereafter. Non-sustaining capital expenditures subsequent to the declaration of commercial production primarily relate to the completion and commissioning of the paste plant, paste distribution system and underground material handling systems. The paste plant facility will supply paste backfill to the underground workings utilizing tailings from the newly commissioned processing facility. Construction of the plant is substantially complete and commissioning processes are underway with the plant expected to commence operations imminently. Significant progress was also made in the next phases of the underground material handling systems including Rockbreaker 3, which will feed ore from Ore Passes 4 and 5. Rockbreakers 2 and 5 are expected be completed in in the fourth quarter of 2025 and this additional infrastructure will further support the earlier-than-planned ramp up of the mine to full capacity by mid-2026.

Non-sustaining capital expenditure guidance has been revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to the scope transfer from 2024 to 2025 and demobilization/remobilization costs following the December fatalities, and the associated extension of the mining infrastructure construction period (now drawing to a close), indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report.

EPO Underground

Development of the main access ramp at EPO commenced in the second quarter of 2025, with first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

Based on the internal pre-feasibility study, underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq1, with the option to increase capacity up to 2,300 tpd through additional incremental investment.

As per the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million, including $16.0 million of contingency. Direct costs of $52.0 million include $26.2 million of upfront underground development and construction. During 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO, which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, that was not included in the pre-feasibility study estimate.

During the second quarter of 2025, $4.5 million (YTD - $8.5 million) of non-sustaining capital expenditures were incurred relating to EPO, including $2.9 million (YTD - $5.6 million) of feasibility study costs and an additional $1.6 million (YTD - $2.9 million) for early works. Annual non-sustaining capital expenditure guidance on EPO remains unchanged.

[1]

For more information on EPO Underground mineral reserves, see table 26 of this MD&A and the Company’s news release titled “Torex Gold Integrates EPO Deposit Into Morelos Mine Plan” issued on September 4, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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Total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

As EPO will leverage existing infrastructure and falls within the environmental footprint of the Morelos Complex, permitting requirements are expected to be minimal. Amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities. Permitted power capacity and access to water are more than sufficient to support the planned operation of EPO.

To support the life of mine production at EPO a modification to the Company’s MIA-Integral permit was submitted to SEMARNAT for the construction of a waste dump and the modification to the permit was approved by the regulator in July.

During the second quarter of 2025, the EPO internal feasibility study continued to progress as the team finalized key mine design parameters, mine sequence and integrated mine scheduling with Media Luna, and initiated activities related to execution planning. This execution planning included review of operational strategies for the integrated Media Luna and EPO mine production, operational and constructability reviews, and the start of development of the EPO Project Execution Plan. All field work and test work programs, including geotechnical, hydrogeological, and metallurgical programs, were completed in the second quarter of 2025, and the information has been integrated into the mine design. Additionally, various trade off studies were concluded validating key elements of the infrastructure design such as ore handling, ore bin and ore/waste pass sizing, mine fleet composition (diesel vs. battery electric), and ventilation requirements.

In order to facilitate initial ore production in late 2026, underground development of the EPO access ramp was initiated.

22 Torex Gold Resources Inc. | TSX: TXG

EXPLORATION AND DRILLING ACTIVITIES

During the first half of 2025, the primary objective has been to offset depletion and grow mineral resources within the ELG Underground and Media Luna Underground, to sustain production well beyond 2030. This effort is focused on supporting the long-term viability of the Morelos Complex through resource delineation and advanced exploration drilling programs that strengthen the resource base and enable future reserve conversion.

A second strategic priority is advancing the Media Luna Cluster, which includes several key initiatives. At EPO proper, drilling is aimed at de-risking and defining reserves to support future mine planning. In parallel, significant progress is being made in delineating additional resources in the northern extension of the EPO deposit and at Media Luna West. The latter is a particular focus, with ongoing drilling designed to support the declaration of an inaugural mineral resource in March 2026. These initiatives are critical to unlocking the full potential of the broader Media Luna system and securing the next phases of production growth for the Morelos Complex.

During the second quarter of 2025, a total of 66,730 m were drilled using ten surface rigs and five underground rigs, representing approximately 54% of the plan for the year, with $20.7 million incurred to date relative to the full year guidance of $45.0 million. While the metres drilled and related expenditures relative to the plan are not expected to be evenly distributed throughout the year, the Company remains on track to achieve its annual plan.

Table 7.

In millions of U.S. dollars		Total Q2 2025 YTD Expenditure	Guided 2025 Expenditure	Total 2024 Expenditure
ELG
ELG infill and step-out drilling (45,000 m) - capitalized[1]	$	5.5	11.0	5.3
ELG drilling (3,000 m) - expensed[2]	$	0.2	1.0	2.6
Media Luna
Media Luna infill and step-out drilling (10,500 m) - capitalized[3]	$	0.8	3.0	—
Media Luna drilling (4,000 m) - expensed[2]	$	—	1.0	—
Near-mine
EPO reserve drilling (15,000 m) - capitalized[3]	$	2.1	5.0	10.1
Media Luna Cluster drilling (37,000 m) - expensed[2]	$	10.3	17.0	4.6
Other Morelos exploration and drilling (10,000 m) - expensed[2]	$	1.8	7.0	3.3

Total[4]	$	20.7	45.0	25.9

1.	Included in sustaining capital.
2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.
3.

For the year ended December 31, 2025, EPO drilling is included in non-sustaining capital and Media Luna drilling is included in sustaining capital (year ended December 31, 2024 - included in non-sustaining capital).

4.	Excludes definition and grade control drilling costs.

ELG

Building on the drilling success in 2024 that resulted in a 198,000 oz AuEq1 increase in measured and indicated resources, the 2025 ELG Underground drilling program is focused on reserve definition, resource delineation, advanced exploration, and target extensions of high-grade mineralization along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

The primary objective is to replace 2025 production and define inferred resources that can be upgraded in 2026. The program also includes the initiation of drill testing and target definition.

During the second quarter of 2025, a total of 16,713 m was drilled across 75 holes at ELG Underground, totaling 30,774 m drilled year-to-date, which represents approximately 64% of the planned 48,000 m for the year. Assay results are available through mid-May. The focus in the second quarter of 2025 was on the resource delineation program targeting the categorization of inferred resources to indicated resources at the Sub-Sill El Limón Sur and

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El Limón Deep trends, totaling 9,931 m (17,631 m drilled year-to-date). The advanced exploration program, targeting extensions of existing resources, progressed at the El Limón Sur and El Limón West trends, totaling 6,782 m during the quarter (13,143 m drilled year-to-date).

At the El Limón Sur trend, drilling was concentrated in the central and northern ore zones, near the intersections with the Zone 71 and La Flaca fault zones, respectively.

In the central zone, the goal is to expand the mineralization in depth to at least 800 m above sea level and southward to connect with the southern ore shoot. Results from drilling performed late in 2024 and during the first quarter of 2025 were reported in the Company’s press release issued on May 20, 20252. Follow-up drilling carried out in the second quarter 2025 at depth and to the south showed favourable alteration in most of the holes, supporting potential mineralization along strike and at depth down to 800 m above sea level, controlled by the intersection of the El Limón Sur trend and the Z71 fault. These results warrant follow-up drilling in the second half of the year.

At the north zone, drilling performed in the second quarter of 2025 was completed to test the continuity of mineralization towards the central zone and returned favorable alteration in many of the holes drilled between the 750 m and 525 m above sea elevation, confirming previous mineralized intercepts down to the 500 m above sea level, the continuity of which will be a focus of further drilling this year.

Resource delineation and advanced exploration drilling continue along the Sub-Sill trend in the Sub-Sill Extension and Sub-Sill Main zones. In the central portion of the trend, drill results strongly suggest that mineralization continues at depth, reaching approximately the 500 m level, approximately 100 m below the current mining depth. A few holes drilled to the south under the Sub-Sill main ore shoot intercepted favorable alteration below 1,000 m above sea level elevation, potentially to extend the mineralization at depth in the southern zone of the Sub-Sill trend.

In the second quarter of 2025, drilling was also initiated to test the potential extension of the Sub-Sill mineralization to the east, along the Zone 71 fault. Holes with a general north-south orientation, perpendicular to the Zone 71 fault, and east of the Sub-Sill main ore shoot, intercepted favorable alteration at depths varying from 970 m above sea level and 575 m above sea level. Further drilling is planned for the third quarter of 2025.

Further drilling was conducted on the southern extension of the El Limón West trend, targeting the expansion of discontinuous zones currently classified as inferred resources. The program also aimed to investigate the continuity at depth of the calc-silicate alteration zone and associated phreatomagmatic breccias. Results from drilling performed late in 2024 and during the first quarter of 2025 were reported in the Company’s press release issued on May 20, 20252.

Additional drilling carried out further south during the second quarter of 2025 confirmed the continuity of the mineralization south from the El Limón Sur fault.

At the EL Limón Deep trend, activities during the second quarter were focused on the resource delineation program to upgrade inferred resources located in the upper levels around the 1,000 m above sea level elevation. Previous results from drill holes drilled late in 2024 and in the first quarter of 2025 aimed at evaluating the continuity of alteration and mineralization below 650 m above sea level, show relatively weak alteration in the area, which indicates that mineralization may be limited at depth.

Media Luna

The 2025 Media Luna Underground drilling program continues with both resource delineation and drill testing components. The 2025 program includes a total of 14,500 m of drilling and additional underground development to support exploration activities. Drilling progressed as planned, and by the end of the second quarter 4,154 m had been completed across 12 holes totaling 5,509 m drilled year-to-date, which represents approximately 38% of the annual drilling plan.

During the second quarter of 2025, resource delineation was focused exclusively in the infill drilling program aimed at upgrading higher-grade inferred resources near existing infrastructure to indicated resources. All holes

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intercepted alteration zones and variable widths of massive sulfide mineralization, including magnetite, pyrrhotite, arsenopyrite, and chalcopyrite.

The drill testing program is targeting to extend the mineralization footprint to the south and test a mineralization control – the intersection of a north-south structural trend with the west-northwest striking San Miguel fault. Drilling is expected to start in the third quarter of 2025.

Near-mine

During the first half of the year, work undertaken within the Media Luna Cluster focused on de-risking EPO reserves, upgrading and expanding resources to the north, and delineation drilling in preparation for an inaugural resource at Media Luna West, all aimed at enhancing and extending the production profile of the Morelos Complex.

In the second quarter of 2025, a total of 9,872 m were drilled within the Media Luna Cluster (excluding EPO) bringing the year-to-date total to 22,399 m.

The drilling program in the northern extension of EPO, designed to expand mineral resources and upgrade inferred resources to indicated resources, has confirmed vertical continuity of the mineralization, returning outstanding high-grade intercepts that were reported in the Company’s press release issued on July 16, 20253. Drilling has progressed with four rigs operating, and the program remains on track to complete the planned 12,000 m by year-end, with 3,569 m completed in the quarter and 10,334 m completed year-to-date across 12 drill holes.

Since the main mineralization is controlled by a west-northwest trend, drilling is being carried out along north-south sections using a fan arrangement of directional holes to better define the geometry of the mineralized bodies and support the geological interpretation. In the area, mineralization spans approximately 500 m by 200 m along a west-northwest trend, with vertical continuity ranging from 15 m to over 100 m within a ~200 m thick zone of favorable alteration. Lateral continuity is controlled by dyke spacing, which varies between 5 m and 35 m, segmenting the area into several mineralized blocks. The system remains open to the north, aligned with the continuation of the alteration corridor.

At Media Luna West, drilling activities during the first half of the year were primarily focused on refining the limits of mineralization, with the objective of supporting the delivery of an inaugural inferred resource estimate by March 2026. The resource delineation program is advancing with two active drill rigs, and during the second quarter of 2025, a total of 5,921 m were drilled. Cumulative drilling year-to-date stands at 9,574 m, representing approximately 96% of the annual plan.

Drilling has been conducted along east-west sections. Results across the drill fences have demonstrated geological continuity, reinforcing confidence in the evolving geometry of the mineralization.

In the Todos Santos area, drilling was deferred to support the EPO programs. During the second quarter of 2025, detailed delineation of the northern block progressed in preparation for resuming drilling with a refined program.

At Media Luna East, the 2025 drilling program is focused on extending mineral resources east of the Media Luna Underground mine. The priority target is the intersection of a north-south structural trend with the west-northwest–striking San Miguel fault, the main mineralization control in the district. Permitting for access and platform construction is progressing, with drilling scheduled to begin in the third quarter of 2025.

In addition, a drilling campaign of 6,753 m at EPO was completed in the quarter (6,925 m drilled year-to-date). The program has been ramping up, with seven rigs now active in a surface drilling campaign progressing from north to south. The underground phase is scheduled to begin in the third quarter of 2025, advancing from south to north in parallel with the development of the exploration tunnel.

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Other Morelos Exploration and Drilling

At El Naranjo, drilling has been temporarily postponed until the third quarter of 2025. Construction of the platforms for the second phase of the drilling program is underway and expected to be completed in August.

At Atzcala, permitting advanced during the first half of 2025 alongside ongoing conversations with the community to secure temporary land occupation agreements. Results from 1:2,000-scale delineation activities indicate that the three priority targets exhibit strong mercury anomalies spatially associated with shallow steam-heated zones, argillic alteration (kaolinite-alunite), and silica alteration—key vector indicators of epithermal systems.

1

For more information on ELG Underground mineral resources, see table 27 of this MD&A and the Company’s news release titled “Torex Gold Reports Year-end 2024 Reserves & Resources” issued on March 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

2

For more information on ELG Underground drilling results see the Company’s news release titled “Torex Gold Reports Latest Drilling Results from ELG Underground” issued on May 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com

3

For more information on EPO drilling results see the Company’s news release titled “Torex Gold Reports Excellent Drilling Results from EPO” issued on July 16, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at June 30, 2025:

Table 8.

In millions of U.S. dollars	Jun 30, 2025	Dec 31, 2024
Cash and cash equivalents	$103.0	$110.2
Value-added tax receivables	52.0	70.9
Inventory	189.6	150.1
Deferred income tax assets	113.8	84.5
Property, plant and equipment	1,830.4	1,671.8
Other assets	59.2	52.3

Total assets	$2,348.0	$2,139.8

Accounts payable and accrued liabilities	$147.9	$169.9
Income taxes payable	57.0	143.5
Debt	227.2	62.9
Lease-related obligations	98.9	78.3
Decommissioning liabilities	49.7	37.6
Other liabilities	10.1	16.7

Total liabilities	$590.8	$508.9

Total shareholders’ equity	$1,757.2	$1,630.9

Cash and cash equivalents

The Company ended the second quarter of 2025 with cash and cash equivalents of $103.0 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $18.9 million compared to December 31, 2024, primarily as a result of a decrease in expenditures on Media Luna and higher collections in the second quarter of 2025 compared to the fourth quarter of 2024. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at June 30, 2025, the VAT receivables of $52.0 million comprises $50.8 million in current assets and $1.2 million in non-current assets.

Inventory

The increase in inventory is primarily due to higher stockpile and materials and supplies ending balances both of which include inventory related to Media Luna, as well as higher finished goods due to the timing of production and sales, partially offset by lower gold in-circuit ending balances.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The increase in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher

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depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $223.5 million and an increase in the estimated discounted closure and rehabilitation costs on decommissioning liabilities of $11.0 million, partially offset by depreciation of $64.7 million. Refer to Table 12 for a breakdown of capital expenditures for the six months ended June 30, 2025.

Other assets

The other assets balance includes trade receivable, prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The increase in other assets is primarily due to an increase in trade receivables of $6.8 million as a result of the timing of sales and receipts and an increase in derivative contract assets, partially offset by lower lease-related assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities has decreased since December 31, 2024, primarily due to decreased liabilities related to the Media Luna Project which reached commercial production in the second quarter, the timing of payments and the payment of $30.6 million in relation to the site-based employee profit sharing program for 2024 in Mexico in the second quarter of 2025. The decrease in accounts payable and accrued liabilities is partially offset by an increase in the share-based compensation liabilities as a result of the increase in the Company’s share price.

Income taxes payable

The decrease in the balance is primarily due to corporate income tax payments of $92.1 million and the 7.5% Mexican mining royalty of $34.7 million paid in the first quarter of 2025 in respect of 2024 (as of January 1, 2025, the mining tax increased to 8.5%), partially offset by current income tax expense of $40.6 million.

Debt

The increase in debt is due to the drawdowns on the Debt Facility to fund the development of the Media Luna Project. The carrying amount of debt is presented net of unamortized deferred finance charges of $2.8 million.

Lease-related obligations

The increase in lease-related obligations is primarily due to $15.3 million in lease obligations that were recognized in the six months ended June 30, 2025 as a result of the commencement of new leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations, as well as the commencement of the solar plant lease. As at June 30, 2025, the lease-related obligations of $98.9 million comprises $28.5 million in current liabilities and $70.4 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities increased by $12.1 million primarily due to the effects of discounting and foreign exchange rate changes, additional disturbances as a result of ongoing mining operations and the development of Media Luna and accretion. As at June 30, 2025, the decommissioning liabilities of $49.7 million are presented as non-current liabilities.

Other liabilities

Other liabilities relates to a non-current share-based compensation liability of $10.1 million.

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DEBT FINANCING

Debt Facility

On June 25, 2025, the Company and its Mexican subsidiary (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “SARCA” or “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the Lenders.

As at June 30, 2025, the Company had borrowings of $230.0 million on the Debt Facility and had utilized $13.9 million for letters of credit, reducing the available credit of the Debt Facility to $106.1 million (December 31, 2024 - $65.0 million, $13.7 million and $221.3 million, respectively). During the three and six months ended June 30, 2025, the Company drew $35.0 million and $165.0 million, net, respectively, on the Debt Facility (three and six months ended June 30, 2024 - $55.0 million and $55.0 million, respectively).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets described in the “2025 objectives” section of this MD&A.

The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at June 30, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at June 30, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at June 30, 2025 were $2,348.0 million (December 31, 2024 - $2,139.8 million), which includes $103.0 million in cash and cash equivalents (December 31, 2024 - $110.2 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $77.6 million in the first half of 2025, compared to net cash generated from operating activities before changes in non-cash operating working capital of $185.0 million in the first half of 2024. The decrease in net cash generated from operating activities before changes in non-cash operating working capital of $107.4 million is largely due to a

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decrease in gold equivalent ounces sold, higher income taxes paid and an increase for the cash settlement of share-based compensation, partially offset by a higher average realized gold price and lower production costs.

Net cash used in investing activities in the first half of 2025 was $212.9 million compared to $291.7 million in the first half of 2024. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures and the timing of VAT recoveries.

Net cash generated from financing activities in the first half of 2025 related to proceeds from the Debt Facility of $165.0 million, net, partially offset by lease principal payments of $7.3 million, other borrowing costs paid of $9.3 million and transaction costs paid of $1.0 million. The net cash generated from financing activities for the comparative period related to proceeds from the Debt Facility of $55.0 million, net, partially offset by lease principal payments of $3.2 million and other borrowing costs paid of $1.0 million.

The Company had debt outstanding of $230.0 million as at June 30, 2025 and had $106.1 million available under the Debt Facility with $13.9 million utilized for letters of credit. The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to the amendment, the $300.0 million Debt Facility matured on December 31, 2027.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who will own the equipment once delivered by the suppliers and then be leased to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $11.4 million remain outstanding as at June 30, 2025 (December 31, 2024 - $18.0 million). In addition, lease obligations include $67.4 million of leases for this equipment as at June 30, 2025 (December 31, 2024 - $56.9 million).

As at June 30, 2025, the Company’s contractual obligations included long-term land lease agreements with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mezcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex and the Media Luna Project. All long-term land lease agreements can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the six months ended June 30, 2025, the Company paid $10.9 million for the 2.5% royalty relating to the fourth quarter of 2024 and the first quarter of 2025 (six months ended June 30, 2024 - $13.1 million relating to the fourth quarter of 2023 and the first quarter of 2024). As at June 30, 2025, the Company accrued $6.4 million for the 2.5% royalty relating to the second quarter of 2025, which was paid in July 2025 (December 31, 2024 - $6.8 million relating to the fourth quarter of 2024, which was paid in January 2025).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver, and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2025, the Company paid $39.4 million in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 million for 2023). As at June 30, 2025, the Company accrued $13.9 million and $3.9 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 million and $5.1 million accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

Gold equivalent payable production in the first quarter of 2025 reflected the four-week shutdown of the processing plant and lower processed grades with depletion of the main El Limón open pit in late 2024. Production in the second quarter reflected ramp up of the flotation circuit with gradual increases in throughput rates and recoveries as well as downtime in May due to a capacitor failure in the ball mill e-house. Production is expected to increase in the third and fourth quarters of 2025. Given the timing of tax and employee profit sharing payments, the

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Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2024 and 2023.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

In millions of U.S. dollars	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years
Operating commitments[1]	$518.1	303.6	184.6	29.9	—
Capital commitments[1,2]	$63.3	60.5	2.6	0.1	0.1
Accounts payable and accrued liabilities	$147.9	147.9	—	—	—
Debt	$291.2	15.3	30.6	245.3	—
Lease-related obligations	$121.8	36.2	41.6	35.1	8.9

Total	$1,142.3	563.5	259.4	310.4	9.0

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
2.	As at June 30, 2025, capital commitments due within 1 year includes $26.0 million for the acquisition of Reyna Silver expected to close in August 2025.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at June 30, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at June 30, 2025 is $87.6 million relating to the power purchase agreement.

OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at August 5, 2025	Number
Common shares	86,207,803
Stock options[1]	—
Restricted share units2, [3]	599,472
Performance share units[4]	742,626

1.

Each stock option is exercisable into one common share of the Company. As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised.

2.	Each restricted share unit is redeemable for one common share of the Company.
3.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively.

4.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

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Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company is authorized to purchase up to 7,116,777 of its common shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. During the six months ended June 30, 2025, the Company did not repurchase any common shares under a normal course issuer bid (year ended December 31, 2024 - nil).

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties less by-product sales and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties and treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

33 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Six Months Ended
		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155
Total cash costs per oz sold
Production costs		$115.1	56.2	113.0	171.3	213.8
Royalties		$8.6	6.0	7.5	14.6	14.4
Less: Silver sales[1]		$(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]		$(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized gain on foreign currency contracts		$(1.4)	(0.4)	—	(1.8)	—
Total cash costs		$79.9	59.5	115.1	139.4	217.6
Total cash costs per oz sold	$/oz	1,258	996	1,014	1,131	966
All-in sustaining costs per oz sold
Total cash costs		$79.9	59.5	115.1	139.4	217.6
General and administrative costs[2]		$7.8	8.7	7.3	16.5	15.3
Reclamation and remediation costs		$1.1	1.0	1.2	2.1	2.5
Sustaining capital expenditure		$29.4	13.6	17.0	43.0	39.4
Total all-in sustaining costs		$118.2	82.8	140.6	201.0	274.8
Total all-in sustaining costs per oz sold	$/oz	1,862	1,386	1,239	1,631	1,220
Gold equivalent sold[3]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Total cash costs per oz AuEq sold
Production costs		$115.1	56.2	113.0	171.3	213.8
Royalties		$8.6	6.0	7.5	14.6	14.4
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized gain on foreign currency contracts		$(1.4)	(0.4)	—	(1.8)	—
Total cash costs		$123.5	61.8	120.5	185.3	228.2
Total cash costs per oz AuEq sold[3]	$/oz AuEq	1,606	1,020	1,040	1,348	992
All-in sustaining costs per oz AuEq sold
Total cash costs		$123.5	61.8	120.5	185.3	228.2
General and administrative costs[2]		$7.8	8.7	7.3	16.5	15.3
Reclamation and remediation costs		$1.1	1.0	1.2	2.1	2.5
Sustaining capital expenditure		$29.4	13.6	17.0	43.0	39.4
Total all-in sustaining costs		$161.8	85.1	146.0	246.9	285.4
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	2,103	1,405	1,260	1,796	1,241

34 Torex Gold Resources Inc. | TSX: TXG

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $6.2 million, loss of $7.6 million and loss of $0.8 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and a loss of $13.8 million and loss of $5.0 million for the six months ended June 30, 2025 and June 30, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $nil for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, $0.1 million and $0.1 million for the six months ended June 30, 2025 and June 30, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $2.3 million or $38/oz ($38/oz AuEq) for the three months ended March 31, 2025, $1.6 million or $14/oz ($14/oz AuEq) for the three months ended June 30, 2024, $4.1 million or $33/oz ($30/oz AuEq) for the six months ended June 30, 2025 and $3.9 million or $17/oz ($17/oz AuEq) for the six months ended June 30, 2024. This amount excludes other expenses totalling $nil, $nil and $2.1 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and $nil and $3.3 million for the six months ended June 30, 2025 and June 30, 2024, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Sustaining	$	29.4	13.6	16.4	43.0	38.0
Capitalized Stripping (Sustaining)	$	—	—	0.6	—	1.4

Total Sustaining		$29.4	13.6	17.0	43.0	39.4

Non-sustaining
Media Luna Project[1]	$	48.9	55.5	108.2	104.4	234.6
EPO Project	$	4.5	4.0	—	8.5	—
Media Luna Cluster Drilling and Other	$	1.9	0.2	1.9	2.1	3.2
Working Capital Changes and Other		$16.1	50.2	28.4	66.3	4.4

Capital expenditures[2]		$100.8	123.5	155.5	224.3	281.6

1.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and gain of $0.5 million for the three months ended June 30, 2025, March 31, 2025, and June 30, 2024, respectively, and $nil and gain of $1.3 million for the six months ended June 30, 2025 and June 30, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price and Total Cash Costs Margin

Average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, divided by ounces of gold sold. Total cash costs margin per oz sold reflects average realized gold price per oz sold, less total cash costs per oz sold on both a by-product and gold equivalent basis.

35 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

The following table provides a reconciliation of average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155
Revenue		$253.9	170.0	270.3	423.9	506.8
Less: Silver sales[1]		$(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]		$(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Total proceeds		$210.2	166.9	248.9	377.1	474.8
Average realized gold price	$/oz	3,311	2,793	2,193	3,060	2,109
Less: Total cash costs	$/oz	1,258	996	1,014	1,131	966
Total cash costs margin	$/oz	2,053	1,797	1,179	1,929	1,143
Total cash costs margin	%	62	64	54	63	54
Gold equivalent sold[2]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Revenue		$253.9	170.0	270.3	423.9	506.8
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Total proceeds		$253.8	169.2	254.3	423.0	485.4
Average realized gold price	$/oz AuEq	3,299	2,793	2,193	3,077	2,109
Less: Total cash costs[2]	$/oz AuEq	1,606	1,020	1,040	1,348	992
Total cash costs margin[2]	$/oz AuEq	1,693	1,773	1,153	1,729	1,117
Total cash costs margin	%	51	63	53	56	53

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less treatment, refining and other

36 Torex Gold Resources Inc. | TSX: TXG

cost deductions and realized gains (losses) on gold contracts where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Gold sold	oz	63,493	59,756	113,513	123,249	225,155
Revenue		$253.9	170.0	270.3	423.9	506.8
Less: Silver sales[1]		$(10.2)	(1.1)	(1.6)	(11.3)	(3.1)
Less: Copper sales[1]		$(33.4)	(1.2)	(3.8)	(34.6)	(7.5)
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Less: All-in sustaining costs		$(118.2)	(82.8)	(140.6)	(201.0)	(274.8)
All-in sustaining costs margin		$92.0	84.1	108.3	176.1	200.0
Average realized gold price	$/oz	3,311	2,793	2,193	3,060	2,109
Total all-in sustaining costs margin	$/oz	1,449	1,407	954	1,429	889
Total all-in sustaining costs margin	%	44	50	44	47	42
Gold equivalent sold[2]	oz AuEq	76,922	60,568	115,890	137,490	229,996
Revenue		$253.9	170.0	270.3	423.9	506.8
Add: Treatment, refining and other cost deductions		$1.2	—	—	1.2	—
Less: Realized loss on gold contracts		$(1.3)	(0.8)	(16.0)	(2.1)	(21.4)
Less: All-in sustaining costs		$(161.8)	(85.1)	(146.0)	(246.9)	(285.4)
All-in sustaining costs margin		$92.0	84.1	108.3	176.1	200.0
Average realized gold price	$/oz AuEq	3,299	2,793	2,193	3,077	2,109
Total all-in sustaining costs margin[2]	$/oz AuEq	1,196	1,388	933	1,281	868
Total all-in sustaining costs margin	%	36	50	43	42	41

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

37 Torex Gold Resources Inc. | TSX: TXG

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income (loss) adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Basic weighted average shares outstanding	shares	86,205,585	86,125,855	85,984,756	86,165,940	85,967,157
Diluted weighted average shares outstanding	shares	87,548,439	87,326,899	86,888,359	87,466,086	86,664,299
Net income		$83.2	39.0	1.9	122.2	45.0
Adjustments:
Unrealized foreign exchange loss (gain)		$2.4	(0.7)	2.5	1.7	1.9
Unrealized (gain) loss on derivative contracts		$(5.0)	(3.2)	(5.4)	(8.2)	6.2
Loss on remeasurement of share-based payments		$6.2	7.6	0.8	13.8	5.0
Derecognition of provisions for uncertain tax positions		$—	(9.2)	—	(9.2)	(12.1)
Tax effect of above adjustments		$0.8	1.2	0.8	2.0	(2.5)
Tax effect of currency translation on tax base		$(43.8)	1.2	51.8	(42.6)	44.8
Adjusted net earnings		$43.8	35.9	52.4	79.7	88.3
Per share – Basic	$/share	0.51	0.42	0.61	0.92	1.03
Per share – Diluted	$/share	0.50	0.41	0.60	0.91	1.02

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The

38 Torex Gold Resources Inc. | TSX: TXG

Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

In millions of U.S. dollars	Three Months Ended			Six Months Ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net income	$83.2	39.0	1.9	122.2	45.0
Finance costs (income), net	$5.2	2.6	(1.0)	7.8	(2.7)
Depreciation and amortization[1]	$28.9	32.0	45.9	60.9	95.7
Current income tax expense	$34.6	6.0	25.1	40.6	51.3
Deferred income tax (recovery) expense	$(37.8)	8.5	51.4	(29.3)	32.0

EBITDA	$114.1	88.1	123.3	202.2	221.3

Adjustments:
Unrealized (gain) loss on derivative contracts	$(5.0)	(3.2)	(5.4)	(8.2)	6.2
Unrealized foreign exchange loss (gain)	$2.4	(0.7)	2.5	1.7	1.9
Loss on remeasurement of share-based payments	$6.2	7.6	0.8	13.8	5.0

Adjusted EBITDA	$117.7	91.8	121.2	209.5	234.4

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables non-cash working capital for investing activities. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

In the first quarter of 2025, the Company revised the calculation of free cash flow to include net changes in value-added tax receivables non-cash working capital within investing activities, which were previously excluded. The prior periods have been recast to conform with this change. The Company believes that this disclosure more consistently treats all cash flows on capital expenditures. As a result, free cash flow reflects total cash flows related to capital expenditures.

39 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

In millions of U.S. dollars	Three Months Ended			Six Months Ended
	Jun 30, 2025	Mar 31, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Net cash generated from operating activities	$67.8	(9.9)	97.4	57.9	177.2
Less:
Additions to property, plant and equipment[1]	$(100.8)	(123.5)	(155.5)	(224.3)	(281.6)
Value-added tax receivables, net[2]	$6.3	7.6	3.0	13.9	(7.3)
Lease payments	$(3.9)	(3.4)	(1.8)	(7.3)	(3.2)
Interest and other borrowing costs paid[3]	$(6.9)	(4.1)	(2.4)	(11.0)	(3.8)

Free cash flow	$(37.5)	(133.3)	(59.3)	(170.8)	(118.7)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net debt

Net debt is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net debt is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net debt to Cash and Cash Equivalents

The following table provides a reconciliation of net debt to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Jun 30, 2024
Cash and cash equivalents	$103.0	106.5	110.2	108.7
Less:
Debt	$(227.2)	(193.1)	(62.9)	(53.9)
Lease-related obligations	$(98.9)	(86.5)	(78.3)	(59.0)
Deferred finance charges	$(2.8)	(1.9)	(2.1)	(1.1)

Net debt	$(225.9)	(175.0)	(33.1)	(5.3)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

40 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Jun 30, 2024
Cash and cash equivalents	$103.0	106.5	110.2	108.7
Add: Available credit of the Debt Facility	$106.1	91.1	221.3	237.1

Available liquidity	$209.1	197.6	331.5	345.8

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

41 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

	Three Months Ended						Six Months Ended
In millions of U.S. dollars, unless otherwise noted	Jun 30, 2025		Mar 31, 2025		Jun 30, 2024		Jun 30, 2025		Jun 30, 2024
Gold sold (oz AuEq)	76,922		60,568		115,890		137,490		229,996
Gold sold (oz)	63,493		59,756		113,513		123,249		225,155
Tonnes mined - ELG open pit (kt)	1,042		672		8,669		1,714		17,650
Tonnes mined - ELG underground (kt)	254		187		195		441		363
Tonnes mined - Media Luna underground (kt)[1]	289		100		47		289		48
Tonnes processed (kt)	809		705		1,202		1,513		2,396
Total cash costs:
Total cash costs ($) - gold equivalent basis	123.5		61.8		120.5		185.3		228.2
Total cash costs per oz AuEq sold ($)	1,606		1,020		1,040		1,348		992
Total cash costs ($) - gold only basis	79.9		59.5		115.1		139.4		217.6
Total cash costs per oz sold ($)	1,258		996		1,014		1,131		966
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	7.9	7.61	6.0	8.87	31.9	3.69	13.9	8.10	63.5	3.60
Mining - ELG underground	17.9	70.34	15.0	80.45	16.8	86.18	32.9	74.62	30.6	84.40
Mining - Media Luna underground[1]	12.7	43.95	—	—	—	—	12.7	43.95	—	—
Processing	39.0	48.31	25.2	35.72	46.0	38.19	64.2	42.45	88.5	36.92
Site support	19.3	23.80	8.1	11.53	14.4	11.98	27.4	18.09	28.7	11.99
Mexican profit sharing (PTU)	7.2	8.90	2.1	2.98	6.5	5.41	9.3	6.15	9.5	3.96
Capitalized stripping	—		—		(0.6)		—		(1.4)
Inventory movement	4.8		(1.5)		(2.5)		3.3		(6.8)
Other	6.3		1.3		0.5		7.6		1.2

Production costs	115.1		56.2		113.0		171.3		213.8

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

42 Torex Gold Resources Inc. | TSX: TXG

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended		Six Months Ended
		Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2024
Average market spot prices[1]
Gold	$/oz	3,280	2,338	3,067	2,203
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.9	18.4	18.9	18.4
Canadian dollar : U.S. dollar	C$ : $	1.36	1.37	1.36	1.37
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	19.5	17.2	20.0	17.1
Canadian dollar : U.S. dollar	C$ : $	1.38	1.37	1.41	1.36

1.	Based on the LBMA PM fix.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2024 to June 30, 2025 based on closing prices, gold prices increased 26%. From December 31, 2023 to June 30, 2024 based on closing prices, gold prices increased 12%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at June 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 85,500 oz of gold between July 2025 and December 2025. For details of the remaining gold put option contracts, refer to Table 25.

43 Torex Gold Resources Inc. | TSX: TXG

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 65% of the Company’s payments in the first half of 2025 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were 20.0 and 17.1 pesos to $1 for the six months ended June 30, 2025 and 2024, respectively, representing a 16.8% depreciation in the Mexican peso. To manage the foreign currency risk during the development of the Media Luna Project in 2023 and 2024 and on operating expenditures in 2025, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at June 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $50.0 million between July 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso in 2024. As at June 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 462.2 million for $22.0 million between July 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

		2025		2024			2023
In millions of U.S. dollars, unless otherwise noted		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Financial Results
Revenue	$	253.9	170.0	295.0	313.7	270.3	236.5	282.4	160.1
Net income	$	83.2	39.0	60.4	29.2	1.9	43.1	50.4	10.5
Per share – Basic	$/share	0.97	0.45	0.70	0.34	0.02	0.50	0.59	0.12
Per share – Diluted	$/share	0.95	0.45	0.69	0.34	0.02	0.50	0.58	0.09

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, and interest income. Metal prices affect the Company’s realized sales prices of its production and gains and losses on commodity derivative contracts entered into. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in

44 Torex Gold Resources Inc. | TSX: TXG

the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2025 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

As at June 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $50.0 million between July 2025 and December 2025 have a weighted average put strike (floor) rate of 19.70:1 and a weighted average call strike (ceiling) rate of 21.63:1.

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q3 2025	19.76	21.69	23,000,000
Q4 2025	19.65	21.58	27,000,000

Total	19.70	21.63	50,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

45 Torex Gold Resources Inc. | TSX: TXG

As at June 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 462.2 million for $22.0 million between July 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q3 2025	21.01	11,000,000
Q4 2025	21.01	11,000,000

Total	21.01	22,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz.

As at June 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 85,500 oz of gold between July 2025 and December 2025.

Table 25.

Settlement Date (Quarter)	Weighted Average Strike Price ($/oz)	Quantity (oz)
Q3 2025	2,500	42,750
Q4 2025	2,500	42,750

Total	2,500	85,500

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

46 Torex Gold Resources Inc. | TSX: TXG

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

There was no change in the Company’s internal control over financial reporting that occurred during the second quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at June 30, 2025, the Company’s disclosure controls and procedures have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling and exploration programs and results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., Vice President, Mines Technical Services of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent annual information form, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

47 Torex Gold Resources Inc. | TSX: TXG

Mineral Reserve Estimate – Morelos Complex (December 31, 2024)2*

Table 26.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (Koz)	Ag (Koz)	Cu (Mlb)	AuEq (gpt)	AuEq (Koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840
Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311
ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251
Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411
Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662
EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76
Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82
Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Total Morelos Complex
Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108
Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.

2.	Mineral reserves are founded on measured and indicated mineral resources, with an effective date of December 31, 2024 (unless otherwise noted).

3.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4.	AuEq of Total Morelos Complex is established from combined contributions of the various deposits.

5.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.

6.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1.	Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq.

2.

Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.

4.	Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground mineral reserves:

1.	El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq.

2.

Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3.	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.

4.	ELG Underground AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1.	Mineral reserves for EPO Underground have an effective date of June 30, 2024.

2.	*Mineral reserves are based on EPO Underground indicated mineral resources with an effective date of December 31, 2023.

3.	EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

4.	EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.

5.	Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.

6.	EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.

2.	It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.

48 Torex Gold Resources Inc. | TSX: TXG

3.	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.

4.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.

5.	Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.

6.	Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.

7.	ELG Open Pit (including open pit surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

Mineral Resource Estimate – Morelos Complex (December 31, 2024)

Table 27.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (Koz)	Ag (Koz)	Cu (Mlb)	AuEq (gpt)	AuEq (Koz)
Media Luna Underground
Measured	2,994	3.95	40.0	1.30	380	3,855	86	6.55	630
Indicated	26,120	2.83	30.2	1.05	2,374	25,385	603	4.90	4,114
Measured & Indicated	29,114	2.94	31.2	1.07	2,754	29,240	689	5.07	4,744
Inferred	7,675	2.38	22.8	0.90	587	5,632	152	4.12	1,017
ELG Underground
Measured	3,164	5.04	7.4	0.27	512	751	19	5.56	566
Indicated	5,287	4.42	8.9	0.28	752	1,521	33	4.99	848
Measured & Indicated	8,451	4.65	8.4	0.28	1,264	2,272	51	5.20	1,414
Inferred	1,961	3.86	7.8	0.21	243	490	9	4.30	271
EPO Underground
Measured	—	—	—	—	—	—	—	—	—
Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Measured & Indicated	7,060	2.66	31.2	1.28	604	7,082	200	5.18	1,176
Inferred	6,883	1.76	39.3	1.24	390	8,690	188	4.31	954
ELG Open Pit
Measured	189	3.89	7.0	0.20	24	43	1	3.97	24
Indicated	865	2.46	9.0	0.43	69	251	8	2.62	73
Measured & Indicated	1,054	2.72	8.7	0.38	92	294	9	2.86	97
Inferred	6	3.56	5.9	0.24	1	1	0	3.65	1
Total Morelos Complex
Measured	6,347	4.49	22.8	0.75	916	4,649	105	5.98	1,220
Indicated	39,332	3.00	27.1	0.97	3,798	34,239	844	4.91	6,211
Measured & Indicated	45,679	3.21	26.5	0.94	4,714	38,888	949	5.06	7,431
Inferred	16,526	2.30	27.9	0.96	1,222	14,813	349	4.22	2,243

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (May 2014).

2.	The effective date of the estimates is December 31, 2024.

3.	Mineral resources are depleted above a mining surface or to the as-mined solids as of December 31, 2024.

4.	Gold equivalent (“AuEq”) of total mineral resources is established from combined contributions of the various deposits.

5.	Mineral resources for all deposits are based on an underlying gold (“Au”) price of $1,650/oz, silver (“Ag”) price of $22/oz, and copper (“Cu”) price of $3.75/lb.

6.	Mineral resources are inclusive of mineral reserves (ex-stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

7.	Numbers may not add due to rounding.

8.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.	The estimate was prepared by Mrs. Rochelle Collins, P.Geo. (Ontario), Principal, Mineral Resources.

Notes to accompany Media Luna Underground mineral resources:

1.

Mineral resources for Media Luna Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed underground mining methods are a combination of long-hole open stoping and mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5 m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at Media Luna Underground average 90% Au, 86% Ag, and 93% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.2 g/cm3.

5.	Media Luna Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany ELG Underground mineral resources:

1.	Mineral resources for ELG Underground are reported above a cut-off grade of 2.2 gpt AuEq. The assumed underground mining method is mechanized cut-and-fill.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5m sub-blocks.

3.	Average metallurgical recoveries are 90% Au, 86% Ag, and 93% Cu, accounting for recoveries with planned copper concentrator.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0127) + (Cu (%) * 1.6104), accounting for underlying metal prices and metallurgical recoveries.

49 Torex Gold Resources Inc. | TSX: TXG

Notes to accompany EPO Underground mineral resources:

1.	Mineral resources for EPO Underground are reported above a 2.0 gpt AuEq cut-off grade. The assumed mining method is from underground methods, using long-hole open stoping.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks.

3.	Metallurgical recoveries at EPO average 87% Au, 85% Ag, and 92% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.5 g/cm3.

5.	EPO Underground AuEq = Au (gpt) + (Ag (gpt) * 0.0130) + (Cu (%) * 1.6480), accounting for underlying metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral resources:

1.	Mineral resources for ELG Open Pit are reported above an in-situ cut-off grade of 0.78 gpt Au.

2.

Mineral resources were estimated using ID3 methods applied to 1.0 m capped downhole assay composites within lithology domains and internal grade domains. Block model size is 5 m x 5 m x 5m with 2.5 m x 2.5 m x 2.5 m sub-blocks. Mineral resources are reported inside an optimized pit shell, underground mineral reserves at ELD within the El Limón pit shell have been excluded from the open pit mineral resources.

3.	Average metallurgical recoveries are 89% Au, 30% Ag, and 15% Cu.

4.	The dataset allowed the bulk density to be directly estimated into the domains with an average bulk density of 3.4 g/cm3.

5.	ELG Open Pit AuEq = Au (gpt) + (Ag (gpt) * 0.0045) + (Cu (%) * 0.2627), accounting for underlying metal prices and metallurgical recoveries.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property; the adequacy of the Company’s financial resources; the Company’s key strategic objectives to deliver Media Luna to full production and build EPO, optimize Morelos production and costs, grow reserves and resources, disciplined growth and capital allocation, retain and attract best industry talent, and industry leader in responsible mining; plans to realize the full potential of the Morelos Property and opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2025 guidance and objectives as described in the MD&A; the exploration and drilling strategy of the Company, and the summary of the Media Luna Project schedule and project expenditures. Forward-looking information also includes, but is not limited to, the following forward-looking statements: construction of the paste plant is substantially complete and commissioning processes are underway with the plant expected to commence operations imminently; the Company transitioned back to positive free cash flow in June and is expected to generate positive free cash flow that will increase quarterly through the remainder of the year; in order to facilitate initial ore production in late 2026, underground development of the EPO access ramp was initiated; Reyna Silver shareholder approval is required in which voting will occur at a special meeting expected to be held on August 11, 2025 and the transaction is expected to close shortly thereafter; the acquisitions of Reyna and Prime Mining, respectively, will be successfully concluded; Reyna Silver provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, MX (Batopilas and Guigui) as well as potential exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements; post the transaction, Prime Mining shareholders will own approximately 10.7% of Torex; the transaction provides Torex with 100% ownership in the Los Reyes Project, an advanced-stage development project located in Sinaloa, MX; the Company is targeting to achieve the lower end of annual payable production guidance of 400,000 to 450,000 oz AuEq and the upper end of the all-in sustaining costs guidance of $1,400 to $1,600 per oz AuEq; all-in sustaining costs are expected to decline through the back half of the year as the Media Luna ramp up progresses, economies of scale are achieved and production increases; for 2025, depreciation and amortization expense is expected to range between $160 to $180 million; mined grades are expected to improve through the remainder of the year as the level of stope mining increases and development ore decreases, with increased stope mining supported by the completion of two additional ore passes and commissioning of the paste plant and paste distribution system; the on-the-ground assessment is scheduled to take place in the third quarter of 2025; rockbreakers 2 and 5 are expected to be completed in the fourth quarter of 2025 and this additional infrastructure will further support the earlier-than-planned ramp up of the mine to full capacity by mid-2026; development of the main access ramp at EPO commenced in the second quarter of 2025, with first ore production expected in late 2026; development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure; underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq, with the option to increase capacity up to 2,300 tpd through additional incremental investment; upfront development costs at EPO are estimated at $81.5 million including $16.0 million of contingency; during 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO, which includes costs related to completing an internal feasibility study as

50 Torex Gold Resources Inc. | TSX: TXG

well as $5.0 million for an underground exploration decline; total sustaining capital expenditures over the life of EPO are forecast at $65.7 million; permitting requirements are expected to be minimal; amendments to existing environmental approvals are expected to occur over the next several quarters and are not expected to impact development activities; during the first half of 2025, the primary objective has been to offset depletion and grow mineral resources within the ELG Underground and Media Luna Underground, to sustain production well beyond 2030; the latter is a particular focus, with ongoing drilling designed to support the declaration of an inaugural mineral resource in March 2026; while the metres drilled and related expenditures relative to the plan are not expected to be evenly distributed throughout the year, the Company remains on track to achieve its annual plan; the primary objective is to replace 2025 production and define inferred resources that can be upgraded in 2026; the underground phase is scheduled to begin in the third quarter of 2025, advancing from south to north in parallel with the development of the exploration tunnel; construction of the platforms for the second phase of the drilling program is underway and expected to be completed in August; and production is expected to increase in the third and fourth quarters of 2025.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF, annual MD&A and the Climate Change Report.

Forward-looking information and statements are based on the assumptions discussed in the Technical Report, AIF and this MD&A, the annual MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Reyna Silver or Prime Mining or Torex or their respective properties, that all required approvals will be obtained for the acquisition of Reyna Silver and the acquisition of Prime Mining and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such forward- looking information are reasonable, undue reliance should not be placed on forward-looking information because the Company can give no assurance that such expectations will prove to be correct. The forward-looking information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

August 5, 2025

51 Torex Gold Resources Inc. | TSX: TXG